KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS Citigroup Center 153 East 53rd Street New York, New York 10022-4611

212 446-4800 www.kirkland.com	Facsimile: 212 446-4900

June 27, 2005

VIA EDGAR

Mr. Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	RBC Bearings Incorporated
Registration Statement on Form S-1
File No. 333-124824 - filed May 11, 2005

Dear Mr. Slivka:

On behalf of RBC Bearings Incorporated, a Delaware corporation (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission, a complete copy (including certain exhibits not previously filed) of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).  A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

This amendment reflects certain revisions of the original Registration Statement, as originally filed with the Commission on May 11, 2005, in response to the comment letter to Dr. Michael J. Hartnett, the Company’s Chief Executive Officer, dated June 7, 2005 from the staff of the Commission (the “Staff”).  In addition, the amendment updates certain of the disclosures contained in the Registration Statement as originally filed and includes updated financial information for the year ended April 2, 2005.

Unless the context indicates otherwise, we referenced the appropriate page number of the amended prospectus contained in the Registration Statement in our responses contained herein.  The numbered paragraphs below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1
General

(1)           Staff’s comment:  Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing

Chicago	London	Los Angeles	San Francisco	Washington, D.C.

and will require time to review. Note that we may have additional comments on your filing once you provide the information.

Response:  The Company has revised the disclosure in the prospectus to provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933 in response to the Staff’s comment.

(2)           Staff’s comment:  Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

Response:  In response to the Staff’s comment, the Company has incorporated a draft of the artwork to be incorporated in the inside front cover, opposite the inside front-cover and the inside back cover of the prospectus which portrays examples of the Company’s products and product applications.

(3)           Staff’s comment:  Please discuss on a supplemental basis, whether Delaware law requires an agent for service to reside within the State. We note the address for your agent of service is in Oxford, Connecticut.

Response:  In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to add the address for the Corporation Service Company, which is the Company’s agent for service of process in the State of Delaware.

(4)           Staff’s comment:  Please disclose the number of holders of common stock as required by Item 201(b) of Regulation S-K.

Response:  The Company has added the requested information as of April 2, 2005 to page 84 of the prospectus in response to the Staff’s comment.

Cover Page

(5)           Staff’s comment:  Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. You may include in brackets information that could change prior to effectiveness. See Instruction 1 to Item 501(b)(3) of Regulation S-K.

Response:  The Company has added the requested information to the cover page and through the remainder of the prospectus in response to the Staff’s comment.

Prospectus Summary, page 1

(6)           Staff’s comment:  Tell us supplementally the basis for your statement that you have garnered leading positions in most markets in which you compete.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to state:  “We believe our unique expertise has enabled us to garner leading positions in many of the product markets in which we primarily compete.  We estimate that over one-fourth of our net sales are derived from products that are sole-sourced and where we are the only manufacturer able to provide the required bearing solution.” We note that this statement is based on commercially sensitive internal management data which indicate that approximately two-thirds of our fiscal 2005 net sales were derived from 12 distinct product lines (e.g., swashplates, cam followers, rod ends, and spherical plain bearings), with respect to which management believes the Company has the number one or two market position in each of these 12 product markets the Company currently serves. The Company notes that there is no independent source that provides reliable market data with respect to the specific niche product markets in which it primarily competes.  The data relied upon has been developed based on management's knowledge of its relevant product markets, information obtained from customers and competitors within the bearing industry.

The Offering, page 4

(7)           Staff’s comment:  We note that you intend to use the proceeds from your initial public offering of your equity securities to repay certain indebtedness, which will materially change your capital structure. As such, please include pro forma financial statements in accordance with Article 11 of Regulation S-X to reflect the change in your capital structure, including the impact of pre-offering transaction.

Response:  The Company has added pro forma financial statements beginning on page 30 of the prospectus.

Summary of Financial Data, page 5

(8)           Staff’s comment:  We note from footnote 4 that your pro forma financial statements are to reflect the exercise of options and warrants by some of the selling stockholders. Please provide us with additional information regarding this adjustment, including how you determined this adjustment is factually supportable.

Response:  Whitney and certain of the Company’s management team intend to sell shares in the offering based on the midpoint of the range on the cover page of the prospectus.  The Company has calculated the number of warrants and options which need to be exercised on a net share settlement basis to obtain the shares being sold by selling stockholders in the offering.  Additional information concerning contemplated sales of options and warrants by the selling stockholders is disclosed under the heading “Principal and Selling Stockholders.”

(9)           Staff’s comment:  We note that you are presenting EBITDA as an operating performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it is also used as a measure of operating cash capacity. As such, please revise your disclosure to provide the following information, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:”

•       Performance measure: State the economic substance behind your decision to use such a measure.

•       Performance measure: Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part to address the limitations of EBITDA as a performance measure by providing the following information:

•       It does not include interest expense and related financing costs. Because we have borrowed money in order to finance our operations, interest expense and other financing costs are a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;

•       It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

•       It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

•       Performance measures: State how you compensate for the material limitations of using EBITDA.

•       Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.

•       Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.

•       Liquidity measure: Present operating, investing and financing cash flows determined on a GAAP basis with equal or greater prominence.

Response: The reference to the use of EBITDA as a liquidity measure in footnote 5 (renumbered as footnote 4 in the amended prospectus) was not intended as such, as the reference to operating cash capacity was not intended to be a reference to the using of EBITDA as a liquidity measure, and accordingly such reference has been deleted. In addition, footnote 4 on pages 7 and 36 of the prospectus has been revised significantly to reflect the Staff’s concerns with respect to the use and limitations of EBITDA as a performance measure noted above.

Risk Factors,  page 9

(10)         Staff’s comment:  Please avoid language in risk factors like “adversely affect,” or “material adverse effect.” Instead, please state what the specific impact will be on your financial condition or results of operations.

Response:  In response to the Staff’s comment, the Company has significantly reduced the use of terms such as “adversely effect” or “material adverse effect” throughout the “Risk Factors” section and has revised the disclosures in a manner intended to more clearly delineate the specific impact of the relevant risk to the Company’s financial condition or results of operations.

If we fail to maintain an effective system of internal controls, page 17

(11)         Staff’s comment:  Please clarify with respect to “instituting changes” to your internal procedures whether you or your auditors have detected any material weaknesses and/or significant deficiencies in your internal control over financial reporting. If so, please provide the following:

•       a comprehensive discussion of each material weakness and/or significant deficiency, including whether any of the issues had a material impact to your consolidated financial statements and the dates of detection.

•       a sufficiently detailed discussion of the steps you are taking to correct any material weaknesses and/or significant deficiencies in you internal control over financial reporting.

Response:  The Company is not currently subject to the reporting requirements of Section 404 of Sarbanes-Oxley and, accordingly, the Company's independent auditors were not engaged to perform an audit of the Company's internal controls over financial reporting.  However, as of April 2, 2005, the Company, and to the Company’s knowledge, its auditors, are not aware of any material weaknesses or significant deficiencies in its internal control over financial reporting.  The Company has revised the disclosure on page 19 accordingly in response to the Staff’s comment.

The loss of a major customer could have a material adverse effect on our business and operations, page 8

(12)         Staff’s comment:  We note your statement that consolidation and combination of defense or other manufacturers may eliminate customers from the industry and/or put downward pricing pressures on sales of component parts sold by you. Please clarify why this risk is currently material to you. For instance, briefly discuss any consolidation affecting any of your major customers and its affect on you.

Response:  In response to the Staff’s comment, the Company has revised this disclosure in a manner intended to further clarify how industry consolidation may impact the Company’s sales and operations.  The Company has also attempted to clarify that the impact consolidation may have on the Company is difficult to predict because the Company does not know when or if any of its customers may engage in merger or acquisition activity.

Future reductions or changes in U.S. government spending
could negatively affect our business, page 9

(13)         Staff’s comment:  In order to enhance understanding of this risk factor, please quantify the portion of your sales that are made directly or indirectly to the U.S. government to support military or other government projects.

Response:  At the Staff’s request, the Company has revised the disclosure on page 10 of the prospectus to provide the amount of the Company’s sales made directly, and an estimate of sales made indirectly, to the U.S. government to support military and other government projects.

Work stoppages and other labor problems could materially adversely affect us, page 12

(14)         Staff’s comment:  Please disclose whether you have experienced work stoppages or other labor disruptions and describe their affect on you.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the prospectus to describe recent work stoppages and their effect on its business, which in the past has not been material.

The occurrence of extraordinary events, such as a major terrorist attack in the U.S.,  may adversely affect our business, resulting in a decrease in our revenues, page 13

(15)         Staff’s comment:  This risk factor appears to be generic and applicable to any industry and the economy as a whole. Please provide more specificity as to the potential impact such events would have on your operations or remove the risk factor.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the prospectus to further clarify that increased terrorist activity around the world is likely to cause a reduction in air travel.  By way of example, the Company also noted that the Company experienced a material reduction in sales to the aerospace market after the events of September 11, 2001, and that the Company would experience similar effects if there is a significant increase in terrorist attacks around the world in the future, particularly attacks involving commercial aircraft.

Our international operations are subject to risks inherent in such activities, page 14

(16)         Staff’s comment:  In order to enhance the current relevancy of the risks described, provide brief examples of how you have been affected by the circumstances listed here, such as foreign regulation, unsettled political conditions, currency devaluations, logistical and communication challenges.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of the prospectus to eliminate some of the more remote risks described and to clarify that to date the remaining risks have not materially impacted the Company, however, as the Company’s international operations have continued to grow, they are likely to become increasingly important to the Company's business operations.

Our intellectual property and other proprietary right are valuable.... page 16

(17)         Please disclose with more specificity the risks posed here. For instance, please disclose whether you have been or are in any intellectual property disputes and describe the impact an adverse outcome has had or would have on you. Additionally, please disclose when your patents are to expire.

Response:  The Company has revised the risk factor to disclose that it is not currently and has not recently been involved in any material disputes or other claims pertaining to its intellectual property.  The Company has also attempted to clarify the impact an adverse outcome may have on its business.  In addition, the Company has disclosed that most of the Company’s patents are expected to expire on their own terms at various dates but most such patents will not expire for at least five years.

Forward-Looking Statements, page 20

(18)         Please remove “will” from the list of words in the third sentence in this section.

Response:  In response to the Staff’s comment, the Company has deleted the word “will” on page 22 of the prospectus.

Use of Proceeds, page 22

(19)         Staff’s comment:  Please disclose the interest rate and maturity for each form of indebtedness you will repay from proceeds pursuant to Instruction 4 to Item 504 of Regulation S-K.

Response:  The Company has revised the “Use of Proceeds” section accordingly to add the interest rate and maturity for each form of indebtedness that the Company will repay from proceeds of this offering in response to the Staff's comment.

Industry and Market Data, page 23

(20)         Staff’s comment:  Please remove the statement that some of the information in the prospectus may not be reliable. You are responsible for the accuracy of all of the disclosure in the prospectus. If specific information is based on your belief, we will not object to a statement to that effect where the information appears.

Response:  In response to the Staff’s comment, the Company has deleted the statement that some of the information in the prospectus may not be reliable on page 25 of the prospectus.

(21)         Staff’s comment:  Please clarify which data or statistics that you cite are made from independent industry publications, reports by market research firms or other published independent sources.

Response:  The Company has provided, on a supplemental basis, an excerpt of the relevant portion of a 2004 market research report upon which the Company based its estimate of bearings demand.

In response to the Staff's comment, the references to “independent industry publications” and “other published industry sources” which previously appeared on page 25 of the prospectus have been deleted and the Company has clarified that industry growth estimates included in the prospectus are based on such market research report.  All other information in the prospectus is based on data and estimates prepared by the Company’s management based on internal data, research and market knowledge.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Sources of Revenue, page 31

(22)         Staff’s comment:  We note that out of the 31% of net sales generated by your top ten customers during the nine-month period, 16% was generated by our top three customers. Please explain your statement that no single customer was responsible for generating more than 4% of your net sales for the same period in light of the fact that at least three customers accounted for 16% of net sales.

Response:  The above statement has been updated to reflect information pertaining to fiscal 2005 and has been revised in response to the Staff’s comment to correct and clarify the disclosure and now reads as follows:

“Our top ten customers, seven of which are OEMs and the remaining three are distributors, were responsible for generating 34% of our net sales in fiscal 2004.  In fiscal 2005, our top ten customers, six of which are OEMs and the remaining four are distributors, generated 32% of our net sales.  Out of the 32% of net sales generated by our top ten customers during fiscal 2005, 19% was generated by our top four customers.  No single customer was responsible for generating more than 5% of our net sales for the same period.”

Results of Operations, page 33

(23)         Staff’s comment:  For each period discussed, please provide more detail about the reasons for changes from period to period other than a mere narrative recitation of the financial statements. For instance, we note that for the nine months ended January 1, 2005 compared to the same period ended December 27, 2003, your roller bearing segment experienced an increase in net sales to due to strong demand across all markets especially mining, construction, defense, and aerospace. Briefly specify and quantify how each of these industries contributed to this increase. Another example would be the increase in operating income for the nine months ended January 1, 2005 compared to the same period ended December 27, 2003.

Response:  The Company has revised its disclosure with respect to results of operations to cover the fiscal 2005 versus fiscal 2004 period. The new disclosure has been written in response to the Staff’s comment to include additional information regarding the performance of individual segments and where possible, to quantify the impact of changes in demand in specific industry categories.

(24)         Please disclose what your Corporate & Other reporting segment is comprised of and disclose the reason for its 23.7% increase for the nine months ended January 1, 2005 compared to the same period ended December 27, 2003.

Response:  In order to avoid confusion, the Company has separated corporate from the “Corporate & Other” segment such that the Company now has four product segments and one corporate segment.  The Company has added disclosure to page 42 of the prospectus to note that the “Other” product segment is focused mainly on the sale of precision ball screws and machine tool collets, in response to the Staff’s comment.  In addition, the Company has included disclosure explaining the change in net sales from fiscal 2004 to fiscal 2005.

(25)         Please expand/revise the discussion of your results of operations for each period presented to address the following items:

•       Provide more analysis of the factors that impact the areas comprising of your income from continuing operations, including a complete discussion of own trends or anticipated trends that are and/or may continue to have on net sales, operating income and income from continuing operations, including management’s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

•       You state the decline in SG&A as a percentage of sales is due to the increase in net sales without any further analysis, It is unclear from the discussion why the increase in net sales results in a decrease in SG&A. Furthermore, there is no analysis to discuss whether an investor can continue to expect SG&A as a percentage of sales to decline as net sales continues to increase.

•       Your segment operating income discussion provides investors with information that is readily determinable from the segment footnote disclosure in note 20. As the profit and loss measure used by your CODM to evaluate your reportable segments’ performance, this is a key indicator of your operating performance that should have a comprehensive analysis for each reportable segment for each period presented.

•       Your income taxes discussion does not appear to sufficiently address the movement in the various components which contribute to the overall effective tax rate as set forth in the reconciliation in note 15 to the consolidated financial statements, or the volatility of your effective tax rate between comparable periods. Please also clarify whether your net operating loss carryforwards expire in various periods through 2024 (as disclosed on page F -29) or 2004 (as disclosed on page 37).

Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. For example, your nine months gross profit as a percentage of net sales discussion attributes the increase to (a) changes in your product volume, (b) product mix variation, (c) increase raw material cost, and (d) increased labor costs without quantification of the impact.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response:  The Company has added disclosure to the results of operations discussion on pages 41 through 45 of the prospectus for each of the periods presented in response to the Staff’s comment, including further discussion and quantification of known trends and explanation for changes between reporting periods.  In addition, the income tax discussion in the MD&A has been enhanced to address the various components which contribute to the overall effective rate and the volatility of the effective rate between the comparable periods.  Further, net operating loss carryforwards expire in various periods through 2024.

Fiscal 2004 Compared to Fiscal 2003, page 36

(26)         Staff’s comment:  We note that you experienced an increase in net sales in your ball bearing segment due to strength in certain aerospace and defense applications. Please briefly elaborate on which applications contributed to this increase.

Response:  The Company has added disclosure to the results of operations discussion on page 42 of the prospectus in response to the Staff’s comment.

Liquidity and Capital Resources

(27)         Staff’s comment:  Please expand your liquidity discussion to also include a comprehensive comparison between each period presented regarding the three major categories of the statements of cash flows, using year-to-year comparisons. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:  The Company has added disclosure to the “Liquidity and Capital Resources” section of the prospectus to include a comparison between each of the three fiscal years presented regarding the three major categories of the statements of cash flows, using year-to-year comparisons and has revised the disclosure to make the comparisons more comprehensive in response to the Staff’s comment.

Obligations and Commitments

(28)         Staff’s comment:  Please expand your contractual obligations table to include purchase obligations and other long-term liabilities under GAAP (e.g., pension and other postretirement obligations). Please also include a footnote for conditions that may create additional obligations like the amount of interest payments (assuming long-term debt remains outstanding). Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Response:  The Company has added the suggested disclosure to the Contractual Obligations and Commitments table in response to the Staff’s comment.

Critical Accounting Policies

(29)         Staff’s comment:  Please expand this section to include the following information:

•       Goodwill and Intangible Assets: Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

•       Stock Based Compensation:

•       A comprehensive discussion of the significant factors and assumptions underlying your market approach to estimate your enterprise value and used in determining fair value of your Class A common stock. Please supplementally tell us the companies used to arrive at the appropriate market multiple.

•       State whether the determination of the fair value of your Class A common stock was performed contemporaneously or retrospectively.

•       If the valuation specialist was a related party, a statement indicating that fact. Please supplementally tell us who your valuation specialist was, including a brief description of the firm’s credentials.

•       Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of the Class A common stock and the estimated IPO price.

Refer to SEC Interpretive Release No. 33-8350,. SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for guidance.

Response:  In response to the Staff’s comment, the Company has added a detailed description of the valuation method used to determine if goodwill is impaired and how the Company has calculated cash flows for its impairment test, including the assumptions used to support recoverability. The Company has also added disclosure regarding the impact on its results of operations and financial position if actual results differ from its estimates and the types of events that could result in an impairment to its goodwill balance.  In particular, the Company has disclosed that the impairment test has been performed by comparing the weighted average of the net present value of future cash flows and a market approach to the Company’s carrying value. The net present value was calculated using a discount rate of 12.1% based on a weighted average cost of capital. The discount rate was derived using an analysis by management of similar companies with a comparable level of risk in their respective business models.

In addition, the Company has significantly revised its Stock Based Compensation disclosure on pages 52 through 54 of the prospectus in response to the Staff’s comment.  The Company has supplementaly provided a list of the companies used in determining the fair value of the Company’s common stock.

In particular, the Company awarded 179,575 options to purchase Class A common stock at an exercise price of $8.00 during the year ended April 2, 2005. Determining the fair value of the Company's Class A common stock requires making subjective and complex judgments and estimates. The Company employed the market approach to estimate the enterprise value. The market approach involves applying an appropriate market multiple, compared to like public companies in the Company's industry, to the operating performance for the twelve months ended April 3, 2004 and the actual and projected operating performance for the twelve months ended April 2, 2005. The options awarded during the year ended April 2, 2005 were based on this valuation and approved by the Company's board of directors.

The calculations used in determining the fair value of the Company’s common stock were initially prepared contemporaneously, but the current calculations have been applied retroactively to April 4, 2004 based on the midpoint of the range set forth on the cover page to the prospectus. The Company retrospectively reassessed the value of its Class A Common Stock given the significant improvement in the Company's operating performance during the fiscal year ended April 2, 2005 as well as the pending initial public offering. This retrospective review indicated that the fair value of the Class A Common Stock ($15.00 per share) was in excess of the option exercise price ($8.00 per share) at the various grant dates. As a result, deferred compensation of $1,257,000 was recorded for the intrinsic value of the stock (based on the 179,575 options granted during fiscal 2005), which is being amortized over the vesting period. During the fiscal year ended April 2, 2005, approximately $703,000 was recorded as compensation expense.

There were no quoted market prices in active markets for the Company’s common stock and there were no arm’s-length cash transactions with unrelated parties for issuances of the Company’s common stock. In these circumstances, the AICPA Technical Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” recommends engaging an unrelated valuation specialist for the purpose of assisting management in determining the fair value of common stock. The board considered obtaining, in connection with its retrospective determinations, a valuation by an unrelated specialist, but management and the board concluded that the costs required for such a valuation outweighed the incremental benefits of such a valuation to the Company or its investors.

(30)         We note that your pension plans are underfunded and may require significant future contributions. Please tell us what consideration you gave to including your provisions for pension benefits as a critical accounting policy. Also, we note that you have a significant amount of net operating loss carryforward with pre-tax losses reported for fiscal years 2003 and 2004 for your domestic operations. Please also tell us what consideration you gave to include income taxes as a critical accounting policy. If you ultimately determine that income taxes is not a critical accounting policy, please include within MD&A an analysis regarding the realizability of your deferred tax assets, specifically your net operating loss carryforwards and why you do not believe you need a valuation allowance. Please also quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

Response:  The Company has added a Critical Accounting Policies section for income taxes which includes an analysis regarding the Company’s realizability of deferred tax assets, a discussion as to the need for a valuation allowance and a discussion of the amount of taxable income needed to fully realize the Company’s deferred tax assets. The Company has also added a Critical Accounting Policies Section discussing its treatment of pension obligations to pages 51 through 52 of the prospectus.

Business, page 46

(31)         Staff’s comment:  Ensure that the information you include in your Business section is balanced. For example, you cite your leading market position for certain products, as a competitive strength, but you omit any substantive discussion here about the competitive environment in which you operate. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

Response:  In response to the Staff’s comment, the disclosure set forth under the heading “Competitive Strengths” on pages 56 and 57 of the prospectus has been revised to note that the Company is smaller than many of its competitors and such competitors have significantly greater financial resources than the Company. The Company has also revised certain of the listed items to reflect areas in which the Company may be vulnerable to competition or other factors which may inhibit the ability of the Company to maintain its competitive advantage.

RBC Bearings Incorporated

(32)         Staff’s comment:  Please disclose the markets in which you are the only manufacturer of bearing solutions as well as the percentage of your revenue generated from these exclusive markets.

Response:  In response to the Staff’s comment, the Company has provided an estimate that at least 25% of the Company’s revenues are derived from products which are sole-sourced. In addition, to clarify the disclosure, the Company has deleted the references to “markets” and replaced it with the term “products.”

The Bearing Industry, page 46

(33)         Staff’s comment:  Tell us supplementally what industry source your bearings demand statement is based upon.

Response:  See the response to comment (21) above.

Customers and Markets, page 48

(34)         Staff’s comment:  Please place your competitive position in each of the markets discussed in context by comparing the percentage of the market that you have versus that of your principal competitors. Please refer to Item 101(c)(x) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added disclosure which indicates that the Company provides a relatively small percentage of bearing products  related to each of its principal markets but believes it has leading positions in the bearing product markets in which it primarily competes.  To the Company’s knowledge, there is very limited publicly available information providing such statistics from third parties or our competitors.  The Company believes that it is not possible, or at least extremely difficult, to calculate meaningful market shares over the Company’s entire product line.  This is because product lines vary significantly by product and application.  As noted in the Company’s revised disclosure, the Company occupies a relatively small percentage of the overall markets in which it competes, namely the aerospace, defense and diversified industrial markets, where there are several commodity producers supplying large numbers of various low-cost, low margin bearings. These commodity bearings are generally in product markets that the Company does not supply or seeks to avoid.  The market leadership positions are based on management estimates and information relating to the specific selective product markets in which the Company does compete.

(35)         Please disclose the nature of the contracts between you and your largest customers. For instance, are your contracts long-term or terminable at-will?

Response:  In response to the Staff’s comment, the Company has added additional disclosure discussing the nature of its contractual relationships on pages 58 and 59 of the prospectus.

Intellectual Property, page 54

(36)         Staff’s comment:  Please disclose how many patents you own and have pending. Also, we note your statement that no individual item of intellectual property is material to your business; however, please disclose the importance these patents and other items of intellectual property have on your business. Please refer to Item 101 (c)(iv) of Regulation S-K.

Response:  On page 64 of the prospectus the Company has added disclosure stating that the number of patents and patent applications in the U.S. is approximately 10 and noted that is has a few patents in foreign countries.  The Company has also disclosed that it has approximately 40 U.S. trademarks and trademark applications and a significant number of foreign trademark registrations.  In addition, in response to the Staff’s comment, the Company has added disclosure which notes that the Company’s trade-secrets, know-how, innovation, and product approvals from the FAA are considered significantly more important to the success of the Company’s business and its ability to maintain its competitive advantage than its patents.

(37)         Staff’s comment:  Please disclose the amount of money spent on research and development in the past three years. Please refer to Item 101(c)(xi) of Regulation S-K.

Response: The Company estimates that fewer than 2% of its costs are devoted to research and development in the past three years.  The Company notes however, that it does not generally track research & development costs separately, instead such costs are incorporated in SG&A.  The estimate provided is based on assumptions and judgments regarding the amount of time and expense the Company’s engineering and sales staff devotes to product research & development throughout the Company’s multiple divisions. Few of such staff members devote their time exclusively to R&D.

Regulation, page 54

(38)         Staff’s comment:  Quantify to the extent possible the impact that government regulation and approval processes have on your operations and profitability. What is the cost of compliance and are these costs that you can pass on to customers?

Response:  Product approval costs are included in the Company’s SG&A expense and are not tracked separately by management.  In response to the Staff’s comment, the Company has added disclosure to page 64 of the prospectus that notes that costs of obtaining product approvals are reflected in SG&A and are not directly passed on to customers but are reflected indirectly in the Company’s overall pricing.

(39)         We note your statement that new laws or changes to existing laws could subject you to significant additional costs of compliance and could result in material reductions to your results of operations, cash flow or revenues. To the extent known, disclose any pending regulatory changes that would have a material impact on you.

Response:  The Company is not presently aware of any pending regulatory changes that may have a material impact on the Company.  The Company has added disclosure to that effect on page 65 of the prospectus.

Related Party Transactions, page 68

Amended and Restated Management Services Agreement, page 70

(40)         Staff’s comment:  Please describe the types of services Whitney provides under the agreement. We note from page 3 that Whitney provides financial consulting and management advisory services. Please briefly describe what types of financial consulting Whitney provides. Disclose when you paid Whitney the one time fee of $800,000 and what the fee was for. Confirm that the management services agreement is the only agreement governing your relationship with Whitney.

Response: In response to the Staff’s comment, the Company has added disclosure on page 80 of the prospectus to clarify that under the agreement, Whitney has agreed to provide and has from time to time provided services which include, but are not limited to, general management consulting services, identification, support, negotiation and analysis of potential acquisitions and dispositions, monitoring compliance with financing agreements, strategic planning including evaluating major strategic alternatives.  The one-time-fee was paid on July 29, 2002 and consisted of a closing fee of $750,000 in connection with Whitney’s investment in the Company’s Class B preferred stock, plus fees and expenses of approximately $50,000.  The shareholders’ agreement and the Letter Agreement disclosed in the Related Party Transactions section on page 78 of the prospectus also govern the Company’s relationship with Whitney and others, but the Management Services Agreement is the only agreement under which payments are made to Whitney that do not relate to Whitney’s ownership of the Company’s equity.

Principal and Selling Stockholders, page 72

(41)         Staff’s comment:  For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Response:  The Company is in the process of ascertaining which, if any, of the selling stockholders may be affiliates of broker-dealers.  The Company currently believes that a limited number of selling stockholders may be affiliated with one or more broker-dealers as employees or directors of broker-dealer firms.  The disclosure in the prospectus will be updated accordingly pending the outcome of the Company’s due diligence with respect to its selling stockholders in a subsequent amendment to the Registration Statement, if necessary, in response to the Staff’s comment.

(42)         To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Response:  The Company duly notes the Staff’s comment, and will provide a prospectus supplement identifying any successors to any of the selling stockholders.  The Company has revised the disclosure on page 83 of the prospectus to note that that the Company will file a prospectus supplement identifying any such successors to the selling stockholders to the extent any successor(s) to the selling stockholders wish to sell under the prospectus in the offering in response to the Staff’s comment.

(43)         Please disclose how your selling stockholders acquired their securities.

Response:  The Company has added disclosure on page 83 of the prospectus to indicate that the selling stockholders acquired the securities being sold in this offering under exemptions from applicable requirements of the Securities Act of 1933.

Underwriting, page 85

(44)         Staff’s comment:  We note that Merrill Lynch & Co. will be facilitating Internet distribution of this offering. Please tell us whether KeyBanc Capital Markets, Jefferies & Company, Inc., or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares. If you become aware .of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

Response:  KeyBanc Capital Markets and Jefferies & Company, Inc. have informed the Company that they will not engage in any electronic offer, sale or distribution of the shares and the Company has no knowledge that any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares.  The Company will inform you if any additional members of the underwriting syndicate engages in electronic offers, sale or distributions of the shares after the date of this letter.

The Company has been informed by Merrill Lynch that Merrill Lynch has two electronic systems in place “I-Deal” and “IPO Center” and that Kristina Wyatt of the Commission has reviewed the procedures of both systems.  The Company has been advised that Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Wyatt.  Also, the preliminary prospectus may be made available by Merrill Lynch in connection with Internet roadshows as discussed below in response to Staff comment no. 45.

(45)         Staff’s comment:  We note that Merrill Lynch & Co. will be facilitating Internet distribution of this offering by placing your prospectus on its web site. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your registration statement On the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response:  The underwriters have advised the Company that they have no arrangement with a third party to host or access the registration statement on the Internet.  In addition, the Company has no arrangement with a third party to host or access the registration statement on the Internet.  While Merrill Lynch, as representative for the underwriters, intends to contract with NetRoadshow, Inc. (www.netroadshow.com) to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the registration statement.  The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors that cannot, or elect not to, attend roadshow meetings in person.  NetRoadshow, Inc. has informed the underwriters that it conducts Internet roadshows in accordance with the NetRoadShow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows.  In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and delivered to live attendees, is required to, and will, be made available on the website.  The Company will inform you if the Company or any of the underwriters subsequently enters into such arrangements.

(46)         Staff’s comment:  If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types. of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response:  The Company has elected not to engage in a directed share program and has deleted the related disclosure which previously appeared on page 98 of the prospectus accordingly.

RBC Bearings Incorporated financial statements for the year ended April 3, 2004

Consolidated Statements of Operations

(47)         Staff’s comment:  Please revise to present preferred stock dividends and net income/(losses) available to common shareholders on the face of your consolidated statements of operations. Refer to SAB Topic 6.8. Please also include net income/(losses) available to common shareholders in your summary financial data and selected consolidated historical financial data sections-

Response: In response to the Staff’s comment, the Company has revised the consolidated statements of operations, as well as the summary financial data and selected financial data sections to comply with the provisions of SAB topic 6.8.

2. Summary of Significant Accounting Policies, Recognition of Revenue and Accounts Receivable and Concentration of Credit Risk

(48)         Staff’s comment:  We note that you have long-term aerospace contracts for which you use the units-or-delivery method in accordance with SOP 81-1 for revenue recognition. Please provide us with additional information regarding the terms of these contracts and the appropriateness of recognizing revenue for these contracts in accordance with SOP 81-1. Please also revise your disclosure to include information about the following:

•       The percentage of net sales recognized in accordance with SAB Topic 13 and the percentage recognized in accordance with SOP 81-1;

•       The general nature’ and terms of your long-term contracts;

•       The principle components of contract costs; and

•       Your policy for recognizing contract losses and claims.

Response:  In response to the Staff’s comment, the Company has removed the limited disclosures regarding SOP 81-1 because no long-term aerospace contracts which used the units or delievery method in accordance with SOP 81-1 for revenue recognition existed during fiscal years 2005, 2004, and 2005.

2. Summary of Significant Accounting Policies. Net Income (Loss) Per Common Share

(49)         Staff’s comment:  In light of the fact that you currently have shares of both Class A common stock and Class B common stock outstanding and convertible preferred stock that is entitled to participate in dividends paid to the holders of shares of common stock, please address for us how your earnings per share presentation complies with the guidance set forth in EITF Issue No. 03-6-Participating Securities and the Two-Class Method under FASB Statement No. 128. Also refer to paragraph 60 of SF AS 128. Please also tell us if the convertible preferred stock is contractually responsible to share in your losses on a basis that is objectively determinable. Please refer to Issue 5 of EITF 03-6 for guidance.

Response: The Company acknowledges that it has outstanding shares of both Class A common stock and Class B common stock.  Except for voting rights (whereby the Class B common stock is entitled to 51% of the voting power of the Company’s issued and outstanding common stock), the Class A and Class B common stock have equal rights and privileges, including equal claim on earnings.  The Company also acknowledges that it has outstanding shares of Class B convertible participating preferred stock that are entitled to participate in dividends paid to the holders of shares of common stock.

Accordingly, the Company has followed the guidance in EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, whereby the Company is applying the two-class method to compute basic EPS and the if-converted method to compute diluted EPS for participating convertible securities, subject to antidilution provisions of paragraph 27 of FASB Statement No. 128.  In the event the if-converted method is antidilutive (i.e., the if-converted method results in a higher EPS amount than basic EPS calculated under the two-class method), then the two-class method is used to compute diluted EPS, including the effect of potential common shares.

The Company’s convertible preferred stock is not contractually responsible to share in the Company’s losses on a basis that is objectively determinable (as defined in Issue 4 of EITF 03-6).  Accordingly, in applying the two-class method to compute basic EPS, no allocation is made to the convertible preferred stock if an undistributed net loss results from reducing net income by the accrued preferred stock dividends.  This was the Company’s actual situation for the fiscal year ended March 29, 2003 and April 3, 2004.  Additionally, for those same periods, since the calculation of diluted EPS, under either the if-converted or the two-class method (as discussed above), resulted in a higher EPS amount than basic EPS, the diluted EPS and basic EPS amounts are the same.

In response to the Staff’s comment, the EPS footnote to the consolidated financial statements has been expanded to include a discussion of the two-class method.

3. Acquisitions

(50)         Staff’s comment:  Please provide us with your significance tests for your acquisition of Timken Corp. acquired on December 22, 2003. Refer to Rule 3-05 of Regulation S-X for guidance.

Response:  The Company is providing on a supplemental basis a summary schedule of the Company’s significance tests for the Company’s acquisition of the airframe control bearing assets of Timken Corp.,

on December 22, 2003, which the Company now refers to as the RBC-API business unit.  The Company notes that the results of the RBC-API assets and intellectual property acquired from Timken have been incorporated into the full fiscal year financial statements for the fiscal year ended April 2, 2005 which are now included in the Registration Statement.  The total consideration paid with respect to the acquisition was $5.5 million.

10. Debt

(51)         Staff’s comment: Please revise your disclosure to include a description of the interest rate for each debt instrument, including the weighted average interest rates for each period presented.

Response:  The Company has added the suggested disclosure to Note 10 of its Consolidated Financial Statements in response to the Staff's comment.

15. Income Taxes

(52)         Staff’s comment:  Please revise your disclosure to provide the information required by paragraph 44.c. of SFAS 109.

Response:  The Staff has requested that the Company revise its disclosure in Note 15 to provide the information required by paragraph 44.c. of SFAS 109.  Paragraph 44.c. states that:

The following information shall be disclosed whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes for any of the areas addressed by Opinion 23 (as amended by this Statement) or for deposits in statutory reserve funds by U.S. steamship enterprises. … c. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. [Italics added]

For the Company’s fiscal year ended April 3, 2004, the Company provided a deferred tax liability for temporary differences related to its unremitted earnings of foreign subsidiaries.  As such the Company believes that it does not need to revise its disclosure.  However, for the Company’s fiscal year ended April 2, 2005, the Company has not recognized a deferred tax liability for any of its unremitted earnings of foreign subsidiaries.  Thus the income tax footnote related to the Company’s fiscal year ended April 2, 2005 contains the disclosure required by paragraph 44.c. of SFAS 109.

20. Reportable Segment

(53)         Staff’s comment:  Please tell us how you determined it was appropriate to combine other operating segments with corporate, which appears to represent reconciling and unallocated items.

Response: In response to the Staff’s comment, the Company has revisited its segment reporting disclosure and has separated the Corporate & Other reporting segment into two segments titled “Corporate” and “Other” such that there are four operating product reporting segments and has revised the segment reporting disclosure throughout the prospectus accordingly.  The “Other” reporting segment consists primarily of the sale of precision ball screws and machine tool collets.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

(54)         Staff’s comment:  We note that you maintain officer and director insurance. Please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added a line item to the table in Item 13 captioned “Additional Directors & Officer’s Insurance Premium.”  The Company is currently in the process of negotiating additional D&O coverage and will include the appropriate amount in the new line-item in a subsequent amendment when the terms of the new policy are finalized.

Item 15. Recent Sales of Unregistered Securities

(55)         Staff’s comment:  We note your disclosure in this section that there have been no recent sales of unregistered securities; however, in light of the disclosure on pages 78 and 79 of the prospectus that you raised capital through the sale of your Class A and B preferred stock in 2002 and 2003, please provide the information required by Item 701 of Regulation S-K.

Response:  The requested information has been added to Item 15 of the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page II-2

(56)         Staff’s comment:  Please file the underwriting agreement with sufficient time for us to review it prior to requesting effectiveness of the registration statement.

Response: The Company duly notes the Staff’s comment and intends to file the underwriting agreement with its next amendment to the Registration Statement.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4948.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	William M. Ojile, Jr., Esq. David J. Goldschmidt, Esq. Richard L. Muglia, Esq.